

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

Kai-Shing Tao
Chief Executive Officer
Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106

> **Re: Remark Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 14, 2023**
> **File No. 333-269286**

Dear Kai-Shing Tao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 14, 2023

Cover Page

1. Please update your cover page to reflect that the Debenture conversion has already occurred. Disclose prominently the date on which the Debenture automatically converted and into how many shares of your common stock it converted. Please ensure that the disclosure throughout the registration statement is updated accordingly.

2. Please disclose prominently how many shares in this offering are issuable under the Debenture and how many shares are issuable under the ELOC Purchase Agreement. Ensure that the purchase price for each set of shares is also disclosed prominently.

The Offering, page 17

3. You disclose that the ELOC Purchase Agreement "may be terminated" if certain conditions "have not been satisfied by December 31, 2022." You also disclose that the interest rate of the Debenture changes if it is not fully settled by February 6, 2023. Given that both dates have passed, please update your disclosure regarding these provisions.

Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Honghui Yu